Exhibit 99.1
PRESS RELEASE
For immediate release
Campbell Resources identifies the vertical continuity of a high-grade mineralized zone at copper rand
Montreal, May 21, 2008 - Campbell Resources Inc. (TSX: CCH, OTC Bulletin Board: CBLRF) today reported that its ongoing drilling program at the Copper Rand mine has the vertical continuity of higher-grade mineralized ore that run parallel and approximately 500 feet south of the main ore body. This ore zone was developed and mined on the 4,690 foot level, to a height of 60 feet, in first quarter of 2008.
“Our drilling results at Copper Rand continue to be extremely encouraging,” said André Fortier, Campbell’s President and Chief Executive Officer. “Results to date confirm the presence of material grading more than 4% Cu (non-diluted) and will allow the on-going development of this zone. These latest results of our exploration program—coupled with the confirmation of the expansion of a mineralized zone at the 4850 level that the Company reported on May 1st of this year—underscore the potential of the Copper Rand mine.”
Hole 469 R 153, 225 feet above level 4690, has a core length of 13.1 feet (true width: 5.4 feet) and returned cut grades of 4.72% Cu and 0.118 oz. Au/t. Hole 469 R 154, 154 feet above level 4690, has a core length of 10.6 feet (true width: 6,8 feet) and returned cut grades of 4.92% Cu and 0.030 oz. Au/t. Hole 469 R 155, 92 feet above level 4690, has a core length of 8.3 feet (true width: 6.6 feet) and returned cut grades of 3.99% Cu and 0.054 oz. Au/t. Hole 469 R 158A, 172 feet above level 4690 and 45 feet west of first three holes, has a core length of 16.1 feet (true width: 8.3 feet) and returned cut grades of 4.20% Cu and 0.052 oz Au/t.
Campbell will continue drilling in the area to further define the vertical and horizontal extent of this mineralized zone and to establish estimated yield.
The qualified person, Valère Larouche, eng.-geologist, is the Chief Geologist for Campbell Resources Inc. Analysis was conducted at the Campbell Resources laboratory in Chibougamau, Quebec.
Campbell Resources Inc. concentrates on the development and exploitation of copper and gold mining properties in the Chibougamau region of Quebec. The geographical grouping of its operations allows the Company to realize economies of scale and to focus development within access to existing infrastructures. Campbell’s main operations include the Copper Rand and Merrill mines, the Corner Bay project and the Copper Rand mill. The Company’s headquarters are located in Montreal, Quebec.

Certain information contained in this release contains “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those “Risk Factors” set forth in the Campbell’s current Annual Report on Form 20-F for the year ended December 31, 2007. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.
For more information :

Campbell Resources Inc.	Renmark Financial Communications Inc.
André Fortier, President and Chief Executive Officer	Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037	John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764	Tel.: 514-939-3989
afortier@campbellresources.com	Fax: 514-939-3717
www.renmarkfinancial.com

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